Filed by Skyline Builders Group Holding Ltd.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Skyline Builders Group Holding Ltd.

(File No. 001-42461)

Cove Kaz Capital Group LLC to Participate at Upcoming Investor Conference

NEW YORK – August 4, 2026 – Cove Kaz Capital Group LLC (“Cove Kaz Capital Group” or the “Company”), a U.S.-based company focused on the development of critical mineral resources in Kazakhstan, today announced the Company’s Executive Chairman Pini Althaus and Chief Executive Officer Dominic Heaton will present at the Canaccord Genuity 46th Annual Growth Conference in Boston on August 12, 2026, at 10:30 a.m. and will host investor meetings throughout the day.

About Cove Kaz Capital Group LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic critical minerals resource projects in Kazakhstan. On April 29, 2026, Cove Kaz Capital Group acquired a 70 percent controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30 percent.

Through this partnership, Cove Kaz Capital Group will be developing the Northern Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and high-technology applications in the United States and global markets.

On April 30, 2026, Cove Kaz Capital Group and Skyline Builders Group Holding Limited (“Skyline” or “KAZR”) (Nasdaq: KAZR) announced the companies entered into a Transaction Agreement to effect a business combination. Upon completion of the business combination, the combined company plans to operate under the name “Kaz Resources Inc.” and trade on Nasdaq under the ticker symbol “KAZR.” For more information, please visit: https://www.kazresources.com

For further information, please contact:

Investor Contacts:

Eric Prouty

212.750.5800
eric.prouty@advisiry.com

Lynn Morgen

212.750.5800
lynn.morgen@advisiry.com

Media Contact:

Jack Kelleher

covekaz-cs@collectedstrategies.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed business combination between Cove Kaz Capital Group and Skyline (the “Proposed Transaction”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements represent Cove Kaz Capital Group’s expectations or beliefs concerning guidance, future events, anticipated revenue, future demand and production levels, macroeconomic trends, the development of ongoing projects, costs and expectations, and it is possible that the results described in this news release will not be achieved.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Cove Kaz Capital Group’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include, without limitation, Cove Kaz Capital Group’s ability to successfully develop its mining projects, including whether Cove Kaz Capital Group’s exploration targets and estimates for such mines are realized, the timing of the initial production, the development of a pilot and ultimately a full scale commercial processing facility. In addition, there is a risk that the Proposed Transaction may not be completed in a timely manner or at all.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cove Kaz Capital Group does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Cove Kaz Capital Group to predict all such factors.

Important Notices and Additional Information

In connection with the Proposed Transaction, Cove Kaz Capital Group intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”), and Skyline intends to file a proxy statement for the purpose of soliciting proxies or votes from Skyline shareholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Cove Kaz Capital Group and Skyline (in each case when available) with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Cove Kaz Capital Group directly at info@kazresources.com or Skyline at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688.

No Offer or Solicitation

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.